082-34812

Petrominerales

07028533

November 26, 2007

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450–5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd./Petrominerales Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

12/10

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

END